Exhibit 99.1

Cango Inc. Reports Second Quarter 2023 Unaudited Financial Results

SHANGHAI, Aug. 23, 2023 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2023.

Second Quarter 2023 Financial and Operational Highlights

•

Total revenues were RMB675.4 million (US$93.1 million), a 133.6% increase from RMB289.2 million in the same period of 2022. Car trading transactions revenues were RMB562.8 million (US$77.6 million) in the second quarter of 2023, representing 83.3% of total revenues in the same period, a 157.4% increase from RMB218.6 million in the same period of 2022.

•

The total outstanding balance of financing transactions the Company facilitated was RMB16,628.1 million (US$2,293.1 million) as of June 30, 2023. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.12% and 1.09%, respectively, as of June 30, 2023, compared with 2.33% and 1.29%, respectively, as of March 31, 2023.

•

“Cango Haoche” had engaged 11,066 dealers in China’s 31 provinces and 305 cities as of June 30, 2023. During the second quarter, total sales were 5,893 cars. Since the “Cango Haoche” APP was launched at the end of the second quarter of 2022, it had attracted a total of over one million page views and more than 98,000 unique visitors as of the end of June 2023.

•

“Cango U-Car” had engaged 6,900 dealers in China’s 30 provinces and 225 cities as of June 30, 2023. During the second quarter, total sales were 651 cars. As of June 30, 2023, the “Cango U-Car” APP and mini program had attracted a total of over 611,000 page views and more than 31,000 unique visitors.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Despite the release of various consumption stimulus policies targeting the automotive market in the first half of the year, consumer confidence and consumption willingness remained weak. Amid challenging market conditions overall, we leveraged our deep insights into the industry’s pain points to continuously refine our product offerings.”

“In the second quarter, we updated functions and products on ‘Cango Haoche,’ adding the car loan program, cross-regional delivery service, as well as auto insurance and non-auto insurance products. These offerings empowered our dealers with enhanced service capabilities and broadened profit streams, resulting in a year-over-year increase of 34.3% in the total number of dealers engaged on ‘Cango Haoche.’ Meanwhile, we assembled a dedicated team of professional technicians and broadened service coverage across the used car transaction value chain with our onsite service team of over 100 experts beginning to engage in basic vehicle inspection and other relevant services.”

“Digital technology capabilities are key to improving service capabilities across the platform. Beyond revamping our transaction business across the platform, we have also been actively working towards group-wide digital transformation. Our ‘Car Dealer Operational Index Query’ was launched and listed on the Shanghai Data Exchange in May 2023, which is believed to be the first data index available in the market and could be served as a tool for assessing the financial stability of car dealers in lower-tier markets.”

“Moving into the second half of the year, we will prudently manage inventory to address the potential risk of market and vehicle price fluctuation while continuing to invest in transaction infrastructure and enhancing our platforms’ overall capabilities,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Our resilient second quarter results demonstrated the effectiveness of our business model amid a dynamic operating environment. We made encouraging progress with our diversified and enhanced service offerings across our business in the second quarter, propelling our dealers’ growth and helping them achieve their goals. We believe that our dedication to technology innovation and operating efficiency has set Cango firmly on a path toward sustainable and healthy growth.”

Accounting Policy Changes

The Company has adopted the Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments on January 1, 2023, using the modified retrospective transition method. This standard requires the measurement of all expected credit losses for financial assets measured at amortized cost and off-balance sheet credit exposures not accounted for as insurance at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

Upon adoption of the standard on January 1, 2023, the Company recorded RMB302.4 million (US$41.7 million) increase in risk assurance liabilities, RMB14.5 million (US$2.0 million) increase in the allowance for finance lease receivables, RMB13.8 million (US$1.9 million) increase in the allowance for financing receivables and RMB3.2 million (US$0.4 million) increase in the allowance of other current and non-current assets. After adjusting for deferred taxes, RMB306.9 million (US$42.3 million) decrease was recorded in beginning retained earnings on January 1, 2023 through a cumulative-effect adjustment.

Second Quarter 2023 Financial Results

REVENUES

Total revenues in the second quarter of 2023 increased by 133.6% to RMB675.4 million (US$93.1 million) from RMB289.2 million in the same period of 2022. Revenues from car trading transactions in the second quarter of 2023 were RMB562.8 million (US$77.6 million), representing 83.3% of total revenues in the second quarter of 2023 and a 157.4% increase from RMB218.6 million in the same period of 2022. The guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, was RMB55.9 million (US$7.7 million) in the second quarter of 2023, which was presented separately from the contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the second quarter of 2023 were RMB684.4 million (US$94.4 million) compared with RMB643.3 million in the same period of 2022.

•

Cost of revenue in the second quarter of 2023 was RMB615.8 million (US$84.9 million) compared with RMB272.7 million in the same period of 2022. As a percentage of total revenues, cost of revenue in the second quarter of 2023 was 91.2%, compared with 94.3% in the same period of 2022.

•

Sales and marketing expenses in the second quarter of 2023 decreased to RMB12.2 million (US$1.7 million) from RMB41.8 million in the same period of 2022. As a percentage of total revenues, sales and marketing expenses in the second quarter of 2023 was 1.8%, compared with 14.5% in the same period of 2022.

•

General and administrative expenses in the second quarter of 2023 decreased to RMB36.8 million (US$5.1 million) from RMB124.7 million in the same period of 2022. As a percentage of total revenues, general and administrative expenses in the second quarter of 2023 was 5.5%, compared with 43.1% in the same period of 2022.

•

Research and development expenses in the second quarter of 2023 decreased to RMB7.7 million (US$1.1 million) from RMB12.9 million in the same period of 2022. As a percentage of total revenues, research and development expenses in the second quarter of 2023 was 1.1%, compared with 4.4% in the same period of 2022.

•	Net loss on contingent risk assurance liabilities in the second quarter of 2023 was RMB1.6 million (US$0.2 million).

•

Provision for credit losses in the second quarter of 2023 decreased to RMB10.2 million (US$1.4 million) from RMB138.2 million in the same period of 2022. Provision for credit losses included the special provisions of RMB57.3 million on the Company’s prepayments and other receivables due from two car trading suppliers based on the assessments of their probabilities of delinquency.

LOSS FROM OPERATIONS

Loss from operations in the second quarter of 2023 was RMB8.9 million (US$1.2 million), compared with RMB354.1 million in the same period of 2022.

NET INCOME

Net income in the second quarter of 2023 was RMB36.2 million (US$5.0 million). Non-GAAP adjusted net income in the second quarter of 2023 was RMB48.2 million (US$6.6 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the second quarter of 2023 were RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the second quarter of 2023 were RMB0.36 (US$0.05) and RMB0.35 (US$0.05), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of June 30, 2023, the Company had cash and cash equivalents of RMB589.4 million (US$81.3 million), compared with RMB696.6 million as of March 31, 2023.

As of June 30, 2023, the Company had short-term investments of RMB2,055.7 million (US$283.5 million), compared with RMB2,017.7 million as of March 31, 2023.

Business Outlook

For the third quarter of 2023, the Company expects total revenues to be between RMB300 million and RMB350 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

•

Pursuant to the share repurchase program announced on April 22, 2022, the Company had repurchased 2,846,285 ADSs with cash in the aggregate amount of approximately US$5.7 million up to April 25, 2023, the day on which the program expired.

•

Pursuant to the share repurchase program announced on April 21, 2023 (the “New Share Repurchase Program”), the Company had repurchased 24,845,983 ADSs with cash in the aggregate amount of approximately US$32.2 million up to June 30, 2023. The ADS purchase agreement entered into between an institutional investor and the Company on June 1, 2023 was settled on June 26, 2023, pursuant to which the Company repurchased an aggregate of 24,300,562 ADSs for an aggregate purchase price of approximately US$31.6 million.

The above share repurchases were conducted pursuant to resolutions of the Company’s board of directors, which authorized that the Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, in accordance with applicable rules and regulations. The repurchases will be funded from the Company’s existing cash balance.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, August 23, 2023, at 9:00 P.M. Eastern Time or Thursday, August 24, 2023, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through August 30, 2023 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	5299487

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	378,917,318	589,447,322	81,288,503
Restricted cash - current	152,688,510	26,675,304	3,678,693
Short-term investments	1,941,432,848	2,055,688,107	283,492,354
Accounts receivable, net	266,836,951	314,776,512	43,409,666
Finance lease receivables - current, net	799,438,656	448,592,918	61,863,792
Financing receivables, net	73,818,025	28,769,129	3,967,444
Short-term contract asset	500,389,654	242,352,163	33,421,892
Prepayments and other current assets	1,356,822,028	707,701,413	97,596,488

Total current assets	5,470,343,990	4,414,002,868	608,718,832

Non-current assets:
Restricted cash - non-current	750,877,306	612,227,612	84,430,049
Goodwill	148,657,971	148,657,971	20,500,872
Property and equipment, net	14,689,988	12,980,199	1,790,051
Intangible assets	48,317,878	48,012,470	6,621,222
Long-term contract asset	173,457,178	67,598,628	9,322,277
Deferred tax assets	62,497,781	137,212,359	18,922,450
Finance lease receivables - non-current, net	260,049,967	110,848,658	15,286,729
Operating lease right-of-use assets	80,726,757	74,203,806	10,233,173
Other non-current assets	6,633,517	6,886,069	949,632

Total non-current assets	1,545,908,343	1,218,627,772	168,056,455

TOTAL ASSETS	7,016,252,333	5,632,630,640	776,775,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	349,299,134	230,729,960	31,819,117
Long-term debts - current	565,143,340	117,346,048	16,182,760
Accrued expenses and other current liabilities	890,836,699	471,055,350	64,961,500
Deferred guarantee income	—	178,334,757	24,593,488
Contingent risk assurance liabilities	—	208,316,116	28,728,106
Risk assurance liabilities	402,303,421	—	—
Income tax payable	313,406,680	339,584,975	46,830,910
Short-term lease liabilities	9,913,073	10,690,027	1,474,222

Total current liabilities	2,530,902,347	1,556,057,233	214,590,103

Non-current liabilities:
Long-term debts	75,869,353	2,774,809	382,664
Deferred tax liability	10,724,133	10,724,133	1,478,926
Long-term operating lease liabilities	76,533,208	69,622,114	9,601,329
Other non-current liabilities	314,287	278,451	38,400

Total non-current liabilities	163,440,981	83,399,507	11,501,319

Total liabilities	2,694,343,328	1,639,456,740	226,091,422

Shareholders’ equity
Ordinary shares	204,260	204,260	28,169
Treasury shares	(559,005,216)	(781,365,647)	(107,755,250)
Additional paid-in capital	4,805,240,472	4,818,705,269	664,529,846
Accumulated other comprehensive income	66,359,902	138,390,834	19,084,969
Retained earnings	9,109,587	(182,760,816)	(25,203,869)

Total Cango Inc.’s equity	4,321,909,005	3,993,173,900	550,683,865

Total shareholders’ equity	4,321,909,005	3,993,173,900	550,683,865

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,016,252,333	5,632,630,640	776,775,287

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30			Six months ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	289,191,585	675,430,076	93,146,067	1,076,885,456	1,218,043,439	167,975,872
Loan facilitation income and other related income	14,599,571	13,957,481	1,924,825	120,498,214	16,272,881	2,244,133
Guarantee income		55,875,460	7,705,578		120,004,206	16,549,337
Leasing income	42,718,041	16,645,952	2,295,582	92,840,092	38,859,633	5,358,988
After-market services income	10,544,538	10,529,314	1,452,059	36,323,244	27,248,790	3,757,780
Automobile trading income	218,612,145	562,758,493	77,607,945	817,913,471	992,608,136	136,886,922
Others	2,717,290	15,663,376	2,160,078	9,310,435	23,049,793	3,178,712
Operating cost and expenses:
Cost of revenue	272,661,870	615,829,103	84,926,717	959,643,012	1,096,347,083	151,193,177
Sales and marketing	41,798,207	12,153,129	1,675,993	95,643,408	24,691,691	3,405,140
General and administrative	124,670,110	36,834,735	5,079,742	175,553,986	76,637,265	10,568,762
Research and development	12,857,670	7,748,158	1,068,520	27,343,292	15,850,521	2,185,887
Net loss (gain) on contingent risk assurance liabilities	—	1,556,164	214,605		(66,392)	(9,156)
Net loss on risk assurance liabilities	53,144,802	—	—	152,065,685	—	—
Provision (net recovery on provision) for credit losses	138,198,835	10,238,843	1,412,001	209,854,830	(38,315,257)	-5,283,916

Total operation cost and expense	643,331,494	684,360,132	94,377,578	1,620,104,213	1,175,144,911	162,059,894

(Loss) income from operations	(354,139,909)	(8,930,056)	(1,231,511)	(543,218,757)	42,898,528	5,915,978

Interest income, net	7,153,803	20,718,511	2,857,213	12,500,971	39,499,391	5,447,215
Net gain (loss) on equity securities	1,655,350	4,668,993	643,884	(17,589,345)	8,401,348	1,158,599
Interest expense	(4,245,737)	(1,652,610)	(227,905)	(8,585,969)	(3,946,695)	(544,274)
Foreign exchange gain, net	3,641,027	3,820,047	526,809	3,251,940	2,835,740	391,066
Other income	3,047,649	3,138,715	432,849	37,537,026	7,598,612	1,047,897
Other expenses	(691,665)	(96,249)	(13,273)	(823,210)	(227,134)	(31,323)
Net (loss) income before income taxes	(343,579,482)	21,667,351	2,988,066	(516,927,344)	97,059,790	13,385,158

Income tax benefits	57,794,491	14,559,258	2,007,813	94,980,503	17,931,896	2,472,922
Net (loss) income	(285,784,991)	36,226,609	4,995,879	(421,946,841)	114,991,686	15,858,080

Net (loss) income attributable to Cango Inc.’s shareholders	(285,784,991)	36,226,609	4,995,879	(421,946,841)	114,991,686	15,858,080

Earnings (loss) per ADS attributable to ordinary shareholders:
Basic	(2.08)	0.27	0.04	(3.05)	0.86	0.12
Diluted	(2.08)	0.26	0.04	(3.05)	0.82	0.11
Weighted average ADS used to compute earnings (loss) per ADS attributable to ordinary shareholders:
Basic	137,612,565	133,052,781	133,052,781	138,416,992	133,906,218	133,906,218
Diluted	137,612,565	138,366,712	138,366,712	138,416,992	139,610,743	139,610,743
Other comprehensive income, net of tax

Foreign currency translation adjustment	173,077,605	78,051,511	10,763,796	156,790,750	72,030,932	9,933,520

Total comprehensive (loss) income	(112,707,386)	114,278,120	15,759,675	(265,156,091)	187,022,618	25,791,600

Total comprehensive (loss) income attributable to Cango Inc.’s shareholders	(112,707,386)	114,278,120	15,759,675	(265,156,091)	187,022,618	25,791,600

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended June 30			Six months ended June 30
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(285,784,991)	36,226,609	4,995,879	(421,946,841)	114,991,686	15,858,080

Add: Share-based compensation expenses	96,217,718	11,980,577	1,652,197	119,072,008	26,039,675	3,591,035
Cost of revenue	1,104,953	728,462	100,460	2,000,393	1,475,878	203,533
Sales and marketing	2,253,413	2,345,570	323,469	6,773,229	5,138,966	708,696
General and administrative	92,068,794	8,376,396	1,155,158	108,407,806	18,283,664	2,521,433
Research and development	790,558	530,149	73,110	1,890,580	1,141,167	157,373

Non-GAAP adjusted net (loss) income	(189,567,273)	48,207,186	6,648,076	(302,874,833)	141,031,361	19,449,115

Net (loss) income attributable to Cango Inc.’s shareholders	(189,567,273)	48,207,186	6,648,076	(302,874,833)	141,031,361	19,449,115

Non-GAAP adjusted net (loss) income per ADS-basic	(1.38)	0.36	0.05	(2.19)	1.05	0.15
Non-GAAP adjusted net (loss) income per ADS-diluted	(1.38)	0.35	0.05	(2.19)	1.01	0.14

Weighted average ADS outstanding—basic	137,612,565	133,052,781	133,052,781	138,416,992	133,906,218	133,906,218
Weighted average ADS outstanding—diluted	137,612,565	138,366,712	138,366,712	138,416,992	139,610,743	139,610,743